PROSPECTUS

10,501,000 Shares

PACIFIC ETHANOL, INC.

Common Stock
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This a public offering of 10,501,000 shares of our common stock, including 1,000 shares of our common stock held directly and 10,500,000 shares of our common stock underlying our Series A Cumulative Redeemable Convertible Preferred Stock, or Series A Preferred Stock.  All shares are being offered by the selling security holder identified in this prospectus.  We will not receive any of the proceeds from the sale of shares by the selling security holder.  Our common stock is quoted on the Nasdaq Global Market under the symbol “PEIX.”  On November 23, 2007, the closing sale price of our common stock on the Nasdaq Global Market was $4.22 per share.

The mailing address and the telephone number of our principal executive offices are 400 Capitol Mall, Suite 2060, Sacramento, California 95814, (916) 403-2123.
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Investing in our shares of common stock involves risks.  See “Risk Factors” on page 5 for factors you should consider before buying shares of our common stock.
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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is November 27, 2007.

Prospectus Summary

To fully understand this offering and its consequences to you, you should read the following summary along with the more detailed information and our consolidated financial statements and the notes to those financial statements incorporated by reference in this prospectus.  In this prospectus, the words “we,” “us,” “our” and similar terms refer to Pacific Ethanol, Inc., a Delaware corporation, together with its subsidiaries, unless the context provides otherwise.

Pacific Ethanol, Inc.

Our primary goal is to become the leading marketer and producer of low carbon renewable fuels in the Western United States.

We produce and sell ethanol and its co-products and provide transportation, storage and delivery of ethanol through third-party service providers in the Western United States, primarily in California, Nevada, Arizona, Oregon and Colorado. We have extensive customer relationships throughout the Western United States and extensive supplier relationships throughout the Western and Midwestern United States.

Our customers are integrated oil companies and gasoline marketers who blend ethanol into gasoline. We supply ethanol to our customers either from our own ethanol production facilities located within the regions we serve, or with ethanol procured in bulk from other producers. In some cases, we have marketing agreements with other ethanol producers to market all of the output of their facilities.  Additionally, we have customers who purchase our co-products for animal feed.

In October 2006, we achieved commercial operations of an ethanol production facility with an annual production capacity of approximately 40 million gallons located in Madera, California. In October 2006, we also acquired approximately 42% of the outstanding membership interests of Front Range Energy, LLC, or Front Range, which owns and operates an ethanol production facility with  an annual production capacity of approximately 50 million gallons located in Windsor, Colorado. In September 2007, we achieved commercial operations of our second ethanol production facility with an annual production capacity of approximately 40 million gallons located in Boardman, Oregon. In addition, we have three additional facilities at various stages of construction. We also intend to construct or otherwise acquire additional ethanol production facilities as financial resources and business prospects make the construction or acquisition of these facilities advisable.

In 2006, total annual gasoline consumption in the United States was approximately 140 billion gallons. Total annual ethanol consumption currently represents less than 4% of annual gasoline consumption, or approximately 5.6 billion gallons of ethanol. We believe that the domestic ethanol industry has substantial potential for growth to reach what we estimate is an achievable level of at least 10% of the total annual gasoline consumption in the United States, or approximately 14 billion gallons of ethanol. In California alone, an increase in the consumption of ethanol from California’s current level of 5.7%, or approximately 1.0 billion gallons of ethanol per year, to at least 10% of total annual gasoline consumption would result in consumption of approximately 700 million additional gallons of ethanol, representing an increase in annual ethanol consumption in California alone of approximately 75% and an increase in annual ethanol consumption in the entire United States of approximately 13%.

We intend to achieve our goal of becoming the leading marketer and producer of renewable fuels in the Western United States in part by expanding our relationships with customers and third-party ethanol producers to market higher volumes of ethanol throughout the Western United States, by expanding our relationships with animal feed distributors and end users to build local markets for wet distillers grains, or WDG, the primary co-product of our ethanol production, and by expanding the market for ethanol by continuing to work with state governments to encourage the adoption of policies and standards that promote ethanol as a fuel additive and ultimately as a primary transportation fuel.  In addition, we intend to achieve this goal in part by expanding our production capacity to 220 million gallons of annual production capacity in 2008 and 420 million gallons of annual production capacity in 2010. We also intend to expand our distribution infrastructure by expanding our ability to provide transportation, storage and related logistical services to our customers throughout the Western United States.

Corporate Information

Our principal executive offices are located at 400 Capitol Mall, Suite 2060, Sacramento, California 95814.  Our telephone number is (916) 403-2123.  Our Internet address is www.pacificethanol.net.  Information contained on, or that is accessible through, our websites should not be considered to be part of this prospectus.

The Offering

Common stock offered by the selling security holder	10,501,000 shares(1)
Common stock outstanding prior to this offering	40,604,714 shares
Common stock to be outstanding after this offering	51,104,714 shares
Use of proceeds	All proceeds of this offering will be received by the selling security holder for its own account. See “Use of Proceeds.”
Nasdaq Global Market symbol	PEIX
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(1) Represents 1,000 shares of common stock held directly and 10,500,000 shares of common stock underlying our Series A Preferred Stock.

The number of shares of common stock being offered by the selling security holder assumes the immediate resale of the 1,000 shares of common stock held directly by the selling security holder and the conversion of all shares of Series A Preferred Stock whose underlying shares of common stock are covered by this prospectus in exchange for 10,500,000 shares of common stock, and the immediate resale of all of those 10,500,000 shares of common stock.  The number of shares of common stock that will be outstanding upon the completion of this offering is based on the 40,604,714 shares outstanding as of November 23, 2007, and excludes the following:

•	1,115,761 shares of common stock remaining reserved for issuance under our 2006 Stock Incentive Plan;
•
175,000 shares of common stock remaining reserved for issuance under our 2004 Stock Option Plan, of which options to purchase 175,000 shares were outstanding as of that date, at a weighted average exercise price of $7.30 per share;

•	options to purchase 50,000 shares of common stock outstanding as of that date under our Amended 1995 Incentive Stock Plan, at a weighted average exercise price of $5.72 per share;
•	723,952 shares of common stock underlying warrants outstanding as of that date, at a weighted average exercise price of $11.85 per share; and
•	any additional shares of common stock we may issue from time to time after that date.

RISK FACTORS

Except for the historical information contained in this prospectus or incorporated by reference, this prospectus (and the information incorporated by reference in this prospectus) contains forward-looking statements that involve risks and uncertainties.  Our actual results could differ materially from those discussed here or incorporated by reference.  Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled “Risk Factors” contained in our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission, or Commission, as well as any amendments thereto reflected in subsequent filings with the Commission, which are incorporated herein by reference in their entirety (the “Pacific Ethanol Risk Factors”).

Investment in our securities involves risks.  Prior to making a decision about investing in our securities, you should consider carefully the Pacific Ethanol Risk Factors, together with all of the other information contained or incorporated by reference in this prospectus and any prospectus supplement, including any additional specific risks described in any prospectus supplement.  Each of these risk factors could adversely affect our business, operating results and financial condition, which may result in the loss of all or part of your investment.

Keep these risk factors in mind when you read forward-looking statements contained elsewhere or incorporated by reference in this prospectus and any prospectus supplement.  These statements relate to our expectations about future events.  Discussions containing forward-looking statements may be found, among other places, in “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference from our Annual Reports on Form 10-K and our Quarterly Reports on Form 10-Q, as well as any amendments thereto reflected in subsequent filings with the Commission.  These forward-looking statements are based largely on our expectations and projections about future events and future trends affecting our business, and so are subject to risks and uncertainties, including the risks and uncertainties described below under “Special Note Regarding Forward-Looking Statements,” that could cause actual results to differ materially from those anticipated in the forward-looking statements.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, including statements concerning future conditions in the ethanol marketing and production industries, and concerning our future business, financial condition, operating strategies, and operational and legal risks.  We use words like “believe,” “expect,” “may,” “will,” “could,” “seek,” “estimate,” “continue,” “anticipate,” “intend,” “goal,” “future,” “plan” or variations of those terms and other similar expressions, including their use in the negative, to identify forward-looking statements.  You should not place undue reliance on these forward-looking statements, which speak only as to our expectations as of the date of this prospectus.  These forward-looking statements are subject to a number of risks and uncertainties, including those identified under the caption “Risk Factors” above, contained in any applicable prospectus supplement and contained in our most recent Annual Report on Form 10-K and our most recent Quarterly Report on Form 10-Q, as well as any amendments thereto reflected in subsequent filings with the Commission.  Although we believe that the expectations reflected in these forward-looking statements are reasonable, actual conditions in the ethanol marketing and production industries, and actual conditions and results in our business, could differ materially from those expressed in these forward-looking statements.  In addition, none of the events anticipated in the forward-looking statements may actually occur.  Any of these different outcomes could cause the price of our common stock to decline substantially.  Except as required by law, we undertake no duty to update any forward-looking statement after the date of this prospectus, either to conform any statement to reflect actual results or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock in this offering.  Rather, all proceeds will be received by the selling security holder.

DIVIDEND POLICY

We have not declared or paid any cash dividends on our capital stock in the past, and we do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future.

We will pay dividends on our common stock only if and when declared by our Board of Directors.  Our Board of Directors’ ability to declare a dividend is subject to restrictions imposed by Delaware law.  In determining whether to declare dividends, the Board of Directors will consider these restrictions as well as our financial condition, results of operations, working capital requirements, future prospects and other factors it considers relevant.

SELLING SECURITY HOLDER

Selling Security Holder Table

This prospectus covers the offer and sale by the selling security holder of up to 1,000 shares of common stock held directly and an aggregate of 10,500,000 shares of common stock underlying our Series A Preferred Stock.

We issued our Series A Preferred Stock on April 13, 2006 under a Purchase Agreement dated November 14, 2005 between us and the selling security holder.  The Purchase Agreement provided for the sale by us and the purchase by the selling security holder of 5,250,000 shares of our Series A Preferred Stock for an aggregate purchase price of $84 million.  As part of that investment, we also entered into a Registration Rights and Stockholders Agreement with the selling security holder that provides that holders of a majority of the Series A Preferred Stock may demand and cause us, at any time after the first anniversary of the closing of the investment, to register on their behalf the shares of common stock issued or issuable upon conversion of the Series A Preferred Stock.  We are required to file a registration statement in respect of those shares of common stock and use our best efforts to cause the registration statement to become effective as expeditiously as practicable.  The Registration Rights and Stockholders Agreement also provides for the initial appointment of two persons designated by the selling security holder to our Board of Directors and the periodic nomination of two individuals by the selling security holder for election to our Board of Directors.  The selling security holder initially designated under those provisions, and we appointed, Robert P. Thomas and Douglas L. Kieta as members of our Board of Directors.  Mr. Thomas is employed by the selling security holder and resigned as a member of our Board of Directors on October 1, 2007.  Mr. Kieta is unaffiliated with the selling security holder and continues to serve as a member of our Board of Directors.  The Registration Rights and Stockholders Agreement also contains customary representations, warranties, covenants and other terms and conditions, including customary indemnity obligations on our part and on the part of the selling security holder.

We are registering for resale the 1,000 shares of common stock held directly by the selling security holder as an accommodation to the selling security holder.

The following table sets forth, to our knowledge, certain information about the selling security holder as of November 23, 2007, the date of the table, based on information furnished to us by the selling security holder.  Except as otherwise indicated above in the description of the private offering of shares of our Series A Preferred Stock (i) the selling security holder has indicated to us that it is acting individually, not as a member of a group, and (ii) neither the selling security holder nor its affiliates has held any position or office or had any other material relationship with us in the past three years.

Beneficial ownership is determined in accordance with the rules of the Commission, and includes voting or investment power with respect to the securities.  To our knowledge, except as indicated by footnote, and subject to community property laws where applicable, the selling security holder named in the table below has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by it.  Shares of common stock underlying derivative securities, if any, that currently are exercisable or convertible or are scheduled to become exercisable or convertible for or into shares of common stock within 60 days after the date of the table are deemed to be outstanding in calculating the percentage ownership of each listed person or group but are not deemed to be outstanding as to any other person or group.  Percentage of beneficial ownership is based on 40,604,714 shares of common stock outstanding as of the date of the table.  Shares shown as beneficially owned after the offering assume that all shares being offered are sold.

The shares of common stock being offered under this prospectus may be offered for sale from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the account of the selling security holder described below.

Name and Address of	Shares of Common Stock Beneficially Owned Prior to Offering			Shares of Common Stock Being		Shares of Common Stock Beneficially Owned After Offering
Beneficial Owner	Number		Percentage	Offered		Number	Percentage
Cascade Investment, L.L.C. 2365 Carillon Point Kirkland, Washington 98033	10,501,000	(1)	20.55%	10,501,000	(1)	–	–

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(1)	Represents 1,000 shares of common stock held directly and 10,500,000 shares of common stock underlying our Series A Preferred Stock.

PLAN OF DISTRIBUTION

The selling security holder may, from time to time, sell any or all of its shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These sales may be at fixed or negotiated prices.  The selling security holder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales;
•	broker-dealers may agree with the selling security holder to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

The selling security holder may also sell shares under Rule 144 under the Securities Act of 1933, as amended, or Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling security holder may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the selling security holder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.  The selling security holder does not expect these commissions and discounts to exceed what is customary in the types of transactions involved.  Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act.  Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling security holder.  The selling security holder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling security holder may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act supplementing or amending the list of selling security holders to include the pledgee, transferee or other successors in interest as a selling security holder under this prospectus.

The selling security holder also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act supplementing or amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus.

The selling security holder and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of common stock.  We have agreed to indemnify the selling security holder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling security holder has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by the selling security holder.  If we are notified by the selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus.  If the selling security holder uses this prospectus for any sale of the shares of common stock, it will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended, or Exchange Act, may apply to sales of our common stock and activities of the selling security holder.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Commission allows us to incorporate by reference information we file with it, which means we can disclose important information to you by referring you to documents we have filed with the Commission.  The information incorporated by reference is considered to be a part of this prospectus.  We incorporate by reference the documents listed below and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering covered by this prospectus:

•	Our Quarterly Report on Form 10-Q for the three months ended September 30, 2007, as filed with the Commission on November 9, 2007;
•	Our Current Report on Form 8-K for November 9, 2007, as filed with the Commission on November 9, 2007 (File No. 0-21467);
•	Our Current Report on Form 8-K for October 8, 2007, as filed with the Commission on October 12, 2007;
•	Our Current Report on Form 8-K for October 1, 2007, as filed with the Commission on October 5, 2007;
•	Our Quarterly Report on Form 10-Q for the three months ended June 30, 2007, as filed with the Commission on August 9, 2007;
•	Our Current Report on Form 8-K for August 8, 2007, as filed with the Commission on August 9, 2007;
•	Our Current Report on Form 8-K for July 18, 2007, as filed with the Commission on July 23, 2007;
•	Our Current Report on Form 8-K for June 8, 2007, as filed with the Commission on June 8, 2007;
•	Our Quarterly Report on Form 10-Q for the three months ended March 31, 2007, as filed with the Commission on May 10, 2007;
•	Our Current Report on Form 8-K for May 4, 2007, as filed with the Commission on May 10, 2007;

•	Our Proxy Statement for our 2007 Annual Meeting of Stockholders, as filed with the Commission on April 27, 2007;
•	Our Amendment No. 1 to Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the Commission on April 23, 2007;
•	Our Current Report on Form 8-K for April 13, 2007, as filed with the Commission on April 13, 2007;
•	Our Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the Commission on March 12, 2007;
•	Our Current Report on Form 8-K for February 27, 2007, as filed with the Commission on March 5, 2007;
•	Our Current Report on Form 8-K/A for March 1, 2007, as filed with the Commission on March 2, 2007;
•	Our Current Report on Form 8-K for March 1, 2007, as filed with the Commission on March 1, 2007;
•	Our Current Report on Form 8-K for January 10, 2007, as filed with the Commission on January 17, 2007;
•	Our Current Report on Form 8-K/A for October 17, 2006, as filed with the Commission on January 3, 2007; and
•
The description of our capital stock contained in our Current Report on Form 8-K for June 8, 2007, as filed with the Commission on June 8, 2007, including any amendments or reports filed for the purpose of updating such description.

Any statement in a document incorporated or deemed to be incorporated by reference in this prospectus is deemed to be modified or superseded to the extent that a statement contained in this prospectus, or in any other document we subsequently file with the Commission, modifies or supersedes that statement.  If any statement is modified or superseded, it does not constitute a part of this prospectus, except as modified or superseded.

Information that is “furnished to” the Commission shall not be deemed “filed with” the Commission and shall not be deemed incorporated by reference into this prospectus or the registration statement of which this prospectus is a part.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus.  You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and phone number:

Pacific Ethanol, Inc.
400 Capitol Mall, Suite 2060
Sacramento, California  95814
Attention:  Secretary
Telephone: (916) 403-2123

LEGAL MATTERS

The validity of the shares of common stock offered in this offering will be passed upon for us by Rutan & Tucker, LLP, Costa Mesa, California.

EXPERTS

The consolidated financial statements and management’s report on the effectiveness of internal control over financing reporting incorporated by reference in this Prospectus and Registration Statement have been audited by Hein & Associates LLP, an independent registered public accounting firm, to the extent and for the periods indicated in their report and are incorporated by reference in reliance upon such report and upon the authority of such Firm as experts in accounting and auditing.

The report of Hein & Associates, LLP dated March 7, 2007, on the effectiveness of internal control over financial reporting as of December 31, 2006, expressed an opinion that Pacific Ethanol, Inc. had not maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated  Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.  Its telephone number is (212) 936-5100.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-3 with respect to the common stock offered in this prospectus with the Commission in accordance with the Securities Act, and the rules and regulations enacted under its authority.  This prospectus, which constitutes a part of the registration statement, does not contain all of the information included in the registration statement and its exhibits and schedules.  Statements contained in this prospectus regarding the contents of any document referred to in this prospectus are not necessarily complete, and in each instance, we refer you to the full text of the document which is filed as an exhibit to the registration statement.  Each statement concerning a document which is filed as an exhibit should be read along with the entire document.  For further information regarding us and the common stock offered in this prospectus, we refer you to the registration statement and its exhibits and schedules, which may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the Commission at (800) 732-0330 for further information on the Public Reference Room.

The Commission also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the Commission.  The Commission’s website address is http://www.sec.gov.

PACIFIC ETHANOL, INC.

PROSPECTUS

NOVEMBER 27, 2007

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained in this prospectus and any accompanying supplement to this prospectus.  You must not rely upon any information or representation not contained in this prospectus or any accompanying prospectus supplement.  This prospectus and any accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and any accompanying supplement to this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.  The information contained in this prospectus and any accompanying supplement to this prospectus is accurate as of the dates on their covers.  When the selling security holder delivers this prospectus or a supplement or makes a sale pursuant to this prospectus or a supplement, there is no implication that the information is current as of the date of the delivery or sale.